04034402

RECEIVED JUN 29 2004 PROCESSING SECTION 179

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

PROCESSED JUN 30 2004 E THOMSON FINANCIAL

(Mark One):
X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________.

Commission File Number: 33-27286 1-8634

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Temple-Inland Salaried Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Temple-Inland Inc.
1300 MoPac Expressway South
Austin, Texas 78746

 The Exhibit Index is page 19.

Temple-Inland Inc. Selected Savings Plans
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002 and year ended December 31, 2003
Table of Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
700 Lavaca
Austin, Texas 78701

Phone: (512) 478-9881
Fax: (512) 473-3499
www.ey.com

Report of Independent Registered Public Accounting Firm

Temple-Inland Benefits Administration Committee
Temple-Inland, Inc. Selected Thrift Plans

We have audited each of the accompanying statements of net assets available for benefits of the Temple-Inland Inc. Selected Thrift Plans (as listed on pages F-2 through F-4) as of December 31, 2003 and 2002, and each of the related statement of changes in net assets available for benefits for the year ended December 31, 2003. Each of the financial statements is the responsibility of the Plan's management. Our responsibility is to express an opinion on each of the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, each of the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of each Plan at December 31, 2003 and 2002, and the changes in their net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each Plan taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans' management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of each Plan's financial statements and, in our opinion, is fairly stated in all material respects in relation to each Plan's financial statements taken as a whole.

Ernst & Young LLP

Austin, Texas
June 18, 2004

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 33,151,622	$ 24,306,367	$ 86,741,415	$ 26,168,053	$ 729,505
AOL Time Warner Stock Fund	--	117,210	3,201,158	62,051	--
Vanguard Retirement Savings Trust	14,237,502	19,039,274	82,282,840	42,957,305	882,405
Vanguard Windsor Fund	18,728,790	7,468,513	60,409,106	12,593,764	68,348
Vanguard IT Treasury Fund	42,339,246	3,118,859	17,242,503	5,401,355	41,597
Vanguard 500 Index Fund	24,731,967	9,722,066	66,539,975	19,458,495	144,008
Vanguard Wellington Fund	9,538,645	4,068,533	21,077,671	4,955,585	4,655
Vanguard Explorer Fund	8,812,999	2,533,047	14,795,367	4,545,985	30,827
Vanguard International Growth Fund	4,435,812	1,014,003	7,748,559	1,831,471	17,407
Vanguard Small-Cap Value Index Fund	514,989	623,897	5,739,875	1,349,373	--
Vanguard PRIMECAP Fund	1,200,681	808,791	19,742,096	7,645,957	--
Participant loans	6,057,231	7,744,603	12,009,516	7,463,352	--
Total investments	163,749,484	80,565,163	397,530,081	134,432,746	1,918,752
Receivables:					
Participant loan interest	--	16,934	21,253	22,116	--
Employee contributions	--	178,199	531,010	601,226	20,178
Employer contributions	--	104,917	197,758	54,732	12,812
Total receivables	--	300,050	750,021	678,074	32,990
Net assets available for benefits	$ 163,749,484	$ 80,865,213	$ 398,280,102	$ 135,110,820	$ 1,951,742

See Notes to Financial Statements.

4

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Inland Savings and Stock Purchase Plan For Collectively Bargained Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
ASSETS					
Investments, at fair value:					
Plan interest in the separate accounts of Temple-Inland Employee Master Trust:					
Temple-Inland Inc. Stock Fund	$ 21,063,834	$ 19,913,387	$ 82,847,585	$ 23,789,924	$ 615,513
AOL Time Warner Stock Fund	--	85,408	2,608,940	45,971	--
Chesapeake Stock Fund	--	42,271	580,913	46,918	--
Vanguard Retirement Savings Trust	11,097,593	13,054,562	51,181,641	26,352,230	549,618
Vanguard Windsor Fund	12,415,793	4,796,365	38,450,929	7,945,757	63,129
Vanguard IT Treasury Fund	36,171,041	2,809,168	10,721,895	2,931,816	17,045
Vanguard 500 Index Fund	16,499,163	6,322,835	36,849,084	10,669,782	118,458
Vanguard Wellington Fund	6,276,207	3,090,084	12,227,060	3,166,462	5,862
Vanguard Explorer Fund	4,996,900	1,551,205	7,204,155	2,662,720	28,571
Vanguard International Growth Fund	2,662,215	587,579	3,102,458	583,976	10,351
Participant loans	4,589,555	6,163,548	9,333,225	3,103,883	--
Total investments	115,772,301	58,416,412	255,107,885	81,299,439	1,408,547
Receivables:					
Participant loan interest	--	9,846	33,742	7,470	--
Employee contributions	88,538	96,526	635,869	237,073	21,211
Employer contributions	65,664	58,359	274,641	28,676	12,831
Total receivables	154,202	164,731	944,252	273,219	34,042
Net assets available for benefits	$ 115,926,503	$ 58,581,143	$ $ 256,052,137	$ 81,572,658	$ 1,442,589

See Notes to Financial Statements.

TEMPLE-INLAND INC. SELECTED SAVINGS PLANS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2003

	Temple-Inland Savings and Retirement Plan 028	Temple-Inland Non-Salaried Savings Plan 453	Temple-Inland Salaried Savings Plan 025	Temple-Inland Savings Plan for Union Employees 457	El Morro Corrugated Box Corporation Savings and Investment Plan 456
Investment income from the separate accounts of Temple-Inland Employee Master Trust:					
Cash dividends	$ 3,781,309	$ 1,104,204	$ 5,699,026	$ 1,612,758	$ 25,003
Interest	521,562	673,182	2,848,344	1,563,326	25,964
Net appreciation in fair value of investments	22,848,379	13,188,566	72,305,309	20,443,539	320,544
Total investment income from Master Trust	27,151,250	14,965,952	80,852,679	23,619,623	371,511
Interest from participant loans	359,110	500,609	790,139	396,339	--
Contributions:					
Employee	14,052,149	4,985,042	19,679,103	11,118,048	183,948
Employer	13,026,236	3,111,104	9,360,330	2,653,074	110,259
Rollovers	944,180	33,118	1,355,680	14,120	--
Total contributions	28,022,565	8,129,264	30,395,113	13,785,242	294,207
Distributions to participants	(7,639,744)	(5,182,418)	(30,328,650)	(12,746,616)	(156,565)
Interplan transfers	(70,200)	(438,975)	1,425,305	(916,130)	--
Transfer from other plans	--	4,309,638	59,093,379	29,399,704	--
Net increase	$ 47,822,981	$ 22,284,070	$ 142,227,965	$ 53,538,162	$ 509,153
Net assets available for benefits:					
Beginning of year	$ 115,926,503	$ 58,581,143	$ 256,052,137	$ 81,572,658	$ 1,442,589
End of year	$ 163,749,484	$ 80,865,213	$ 398,280,102	$ 135,110,820	$ 1,951,742

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2003

NOTE A--DESCRIPTION OF PLANS

This report includes the selected employee benefit plans (the "Plans") of Temple-Inland Inc. and its wholly owned subsidiaries (the "Company") that participate in the Temple-Inland Employee Master Trust (the "T-I Trust"). The following description of Temple-Inland Savings Plan for Union Employees ("Savings Plan for Union Employees"), Temple-Inland Savings and Retirement Plan ("Savings and Retirement Plan"), Temple-Inland Non-Salaried Savings Plan ("Non-Salaried Savings Plan"), Temple-Inland Salaried Savings Plan ("Salaried Savings Plan") and El Morro Corrugated Box Corporation Savings and Investment Plan ("El Morro") provides eligibility, contributions and other general information. The Summary Plan Descriptions, copies of which are available from the Company, contains more detailed information about the Plans. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

Savings and Retirement Plan

The Savings and Retirement Plan was established effective April 1, 1989. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the Internal Revenue Code (IRC) and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period, with a maximum of $4,000 per participant in each plan year. The Company also makes retirement contributions equal to 3-1/2 percent of a participant's eligible pay.

Non-Salaried Savings Plan

The Non-salaried Savings Plan was established effective January 1, 1990. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. All non-union hourly employees who have been employed for three months or more by the Company may voluntarily participate in the plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six

percent of the employee's compensation in such payroll period. The Company's contribution will be limited to $4,000 per participant in each plan year.

During 2003, the non-bargaining hourly employees from the Gaylord Container Retirement Savings Plan for Bargaining Employees merged into the Non-Salaried Savings Plan, which resulted in a transfer in of $4,309,638.

Salaried Savings Plan

The Salaried Savings Plan was established effective April 1, 1984. The plan was amended and restated effective December 1, 2001. The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to rollover their funds to an IRA or another qualified employer plan or, for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65.

Upon meeting the three-month service requirement, employees are permitted to make voluntary before-tax and after-tax contributions to the Plan, limited to 50 percent of the employee's compensation in each plan year. The Company's contribution is an amount equal to 100 percent of the employee's contributions not to exceed three percent of the employee's compensation in such payroll period, plus an amount equal to 50 percent of the contributions made in excess of three percent limited to six percent of the employee's compensation in such payroll period. The Company's contribution is limited to $4,000 per participant in each plan year.

During 2003, the Gaylord Retirement Savings Plan merged into the Salaried Savings Plan, which resulted in a transfer in of $59,093,379.

Savings Plan for Union Employees

The Savings Plan for Union Employees (formerly, the Inland Savings and Stock Purchase Plan for Collectively Bargained Employees) was established effective January 1, 1993. The Plan was amended and restated effective December 31, 2002 to merge with the Temple-Inland Savings Plan for Union Employees, Plan NO. 026. Subsequent to this merger the Plan was restated and renamed the Temple-Inland Savings Plan for Union Employees, and is referred to as the Savings Plan for Union Employees throughout this report.

The Plan allows eligible employees to make contributions on a before-tax basis as permitted by section 401(k) of the IRC and to purchase stock of the Company through participation in the Plan. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or for balances over $5,000, defer their distribution and leave their funds in the Plan until age 65. There are 45 and 47 individual collectively bargained units belonging to the Plan as of December 31, 2003 and 2002, respectively.

Upon meeting the three-month service requirement (six months prior to January 1, 2003), employees are permitted to make voluntary before-tax contributions to the Plan. Limitations are based upon a percentage of the employee's eligible compensation in each Plan year. The contribution range allowable, the matching formula for Company contributions, and the maximum Company contribution per participant are defined in the agreement. Contribution ranges and Company matching formulas vary based on individual union agreements.

During 2003, the bargaining hourly employees from the Gaylord Container Retirement Savings Plan for Bargaining Employees merged into the Savings Plan for Union Employees, which resulted in a transfer in of $29,399,704.

El Morro

The El Morro Plan was established effective August 1, 1992. Banco Popular Trust Division is the Trustee for this plan with Vanguard Fiduciary Trust Company serving as the recordkeeper. The Plan allows any non-union employee who is employed by El Morro Corrugated Box Corporation or Inland Paper Company, Inc., at its plants and warehouses in Vega Alta, Puerto Rico to become a participant as of any enrollment date following three months of service. Participation in the Plan is entirely voluntary. Participants whose employment with the Company is terminated have the option to roll over their funds to an IRA or another qualified employer plan, or voluntary before-tax or after-tax employee contributions can be made to the Plan through periodic payroll deductions, limited to ten percent of compensation up to an annual limit of $8,000. Before-tax contributions are not to exceed the maximum amount specified by federal and Puerto Rico tax laws.

The Company will contribute one dollar for every dollar of the first three percent of the participant's compensation and fifty cents for every dollar of the next three percent of compensation the participant elects to contribute under the Plan. The Company's contribution is limited to $4,000 per participant in each plan year. No Company contribution will be made on the employee's after-tax contributions that exceed their pre-tax contributions.

Investment Options

Participants may designate their contributions to be made in multiples of ten percent into various separate investment accounts within the T-I Trust. All Company matching contributions are invested in the Temple-Inland Inc. Stock Fund. The Plans were amended in 2002 to allow a participant to transfer all or any portion (in multiples of ten percent (10%)) of his before tax contributions account, after tax contribution account, employer matching contribution account, qualified nonelective contribution account, and rollover account invested in any of the funds to any of the active funds; provided, however, that a participant may not transfer any amounts held in his employer matching contribution account unless he has attained age fifty-nine (59) prior to January 1, 2003, or completed a period of service of at least three (3) years. All Company retirement contributions in the Savings and Retirement Plan are invested in the Vanguard IT Treasury Fund. The AOL Time Warner Common Stock Fund and Chesapeake Stock Fund are restricted from further contributions and transfers into the fund.

Each of the Plans except for El Morro participate in the Loan Fund. The Loan Fund consists of monies borrowed by participants from their account balances. Repayments of principal and interest are allocated to the participants' account balances based on the participants' current investment elections.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes vested in the Company's contribution after 36 months of service. Participants are 34 percent vested after 12 months of participation, 67 percent vested after 24 months and 100 percent vested after 36 months. Retirement contributions in the Savings and Retirement Plan vest upon five years of continuous service. Any Company

contributions not otherwise vested, vest upon five years of continuous service. Upon termination, the non-vested portion of the Company's contributions will be forfeited and applied to reduce the Company's future contributions.

Forfeitures

Nonvested balances of participants' accounts may be subject to forfeiture upon termination of their employment with the Company. A forfeiture occurs in the Plan year in which the participant receives a distribution of their vested account or after five consecutive one-year breaks in service, as defined. Forfeitures are used to reduce future employer contributions.

Administration

The Plans are administered by an appointed committee. Guidelines as to who may be appointed to serve on an administering committee and how appointments are made are set forth in the Summary Plan Descriptions. All significant costs of administering the Plans are paid by the Company. Vanguard Fiduciary Trust Company is the recordkeeper for the Plans.

Basis of Accounting

The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Purchases and sales of securities are recorded on a trade-date basis.

NOTE B--SUMMARY OF ACCOUNTING POLICIES

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The plan provides for various investments in common stocks, mutual funds and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Interest in the Temple-Inland Employee Master Trust

In 1993, the T-I Trust was formed. Vanguard Fiduciary Trust Company (Vanguard) was appointed as the Master Trustee. The assets of the T-I Trust are held in various separate investment accounts. Each of the benefit plans participating in the T-I Trust has beneficial interest percentages in the specific separate investment accounts available to the respective plan as selected by the Temple-Inland Inc. Investment Committee. The assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments), which can be specifically identified. The

income and expenses resulting from the collective investment of the assets are allocated among each plan in proportion to the fair value of the assets on a monthly basis.

Investments

Investments are stated at fair value. The fair values of the Temple-Inland Inc. Stock Fund, the AOL Time Warner Stock Fund and Chesapeake Stock Fund are based on the last sales price of the year as reported by the New York Stock Exchange. The fair value of investments in the Vanguard mutual funds is based on the net asset value per unit as reported by the National Association of Security Dealers on the last business day of the year. Loans are stated at cost, which approximates fair value.

The Vanguard Retirement Savings Trust is stated at fair value, as determined by Vanguard, based on the contract values of the underlying investment contracts.

Investment Income

Dividends are recorded as income on the ex-dividend date. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined on the basis of average cost.

Payment of Benefits

Benefits are recorded when paid.

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2003

NOTE C--INTEREST IN THE TEMPLE-INLAND EMPLOYEE MASTER TRUST

The following table presents the fair value of investments of the T-I Trust as of December 31, 2003 and 2002:

	2003	2002
Investment at fair value as determined by quoted market prices:		
Temple-Inland Inc. Stock Fund	$ 171,096,962	$ 148,230,243
AOL Time Warner Stock Fund	3,380,419	2,740,319
Chesapeake Stock Fund	--	670,102
Vanguard Retirement Savings Trust	159,399,326	102,235,644
Vanguard Windsor Fund	99,268,521	63,671,973
Vanguard IT Treasury Fund	68,143,560	52,650,965
Vanguard 500 Index Fund	120,596,511	70,459,322
Vanguard Wellington Fund	39,645,089	24,765,675
Vanguard Explorer Fund	30,718,225	16,443,551
Vanguard International Growth Fund	15,047,252	6,946,579
Vanguard Small-Cap Value Index Fund	8,228,134	--
Vanguard PRIMECAP Fund	29,397,525	--
Total	$ 744,921,524	$ 488,814,373

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2003

The following table presents each plan's percentage interest in the separate investment accounts of the T-I Trust as of December 31, 2003 and 2002:

December 31, 2003	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Savings Plan for Union Employees 457	El Morro 456
Temple-Inland Inc. Stock Fund	19.38	14.21	50.70	15.29	0.43
AOL Time Warner Stock Fund	--	3.47	94.70	1.84	--
Chesapeake Stock Fund	--	--	--	--	--
Vanguard Retirement Savings Trust	8.93	11.94	51.62	26.95	0.55
Vanguard Windsor Fund	18.87	7.52	60.85	12.69	0.07
Vanguard IT Treasury Fund	62.13	4.58	25.30	7.93	0.06
Vanguard 500 Index Fund	20.51	8.06	55.18	16.14	0.12
Vanguard Wellington Fund	24.06	10.26	53.17	12.50	0.01
Vanguard Explorer Fund	28.69	8.25	48.16	14.80	0.10
Vanguard International Growth Fund	29.48	6.74	51.49	12.17	0.12
Vanguard Small-Cap Value Index	6.26	7.58	69.76	16.40	--
Vanguard PRIMECAP Fund	4.08	2.75	67.16	26.01	--

December 31, 2002	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Collectively Bargained Employees 457	El Morro 456
Temple-Inland Inc. Stock Fund	14.21	13.43	55.89	16.05	0.42
AOL Time Warner Stock Fund	--	3.12	95.20	1.68	--
Chesapeake Stock Fund	--	6.31	86.69	7.00	--
Vanguard Retirement Savings Trust	10.85	12.77	50.06	25.78	0.54
Vanguard Windsor Fund	19.50	7.53	60.39	12.48	0.10
Vanguard IT Treasury Fund	68.70	5.34	20.36	5.57	0.03
Vanguard 500 Index Fund	23.42	8.97	52.30	15.14	0.17
Vanguard Wellington Fund	25.34	12.48	49.37	12.79	0.02
Vanguard Explorer Fund	30.39	9.43	43.82	16.19	0.17
Vanguard International Growth Fund	38.32	8.46	44.66	8.41	0.15

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2003

Investment income (loss) for the separate investment accounts for the year ended December 31, 2003 is as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments as Determined by Quoted Market Prices	Interest	Dividends	Total
Temple-Inland Inc. Stock Fund	$ 57,363,063	$ --	$ 4,493,630	$ 61,856,693
AOL Time Warner Stock Fund	967,581	--	--	967,581
Chesapeake Stock Fund	51,510	--	--	51,510
Vanguard Retirement Savings Trust	--	5,632,378	--	5,632,378
Vanguard Windsor Fund	24,943,096	--	981,798	25,924,894
Vanguard IT Treasury Fund	(2,156,292)	--	3,763,824	1,607,532
Vanguard 500 Index Fund	23,315,876	--	1,596,868	24,912,744
Vanguard Wellington Fund	5,255,182	--	946,411	6,201,593
Vanguard Explorer Fund	7,898,681	--	3	7,898,684
Vanguard International Growth Fund	3,401,720	--	190,419	3,592,139
Vanguard Small-Cap Value Index Fund	1,496,678	--	137,942	1,634,620
Vanguard PRIMECAP Fund	6,569,242	--	111,405	6,680,647
Total	$ 129,106,337	$ 5,632,378	$ 12,222,300	$ 146,961,015

NOTE D--NONPARTICIPANT DIRECTED INVESTMENTS

The following two funds, the Temple-Inland Inc. Stock Fund and the Vanguard IT Treasury Fund include both participant and nonparticipant directed amounts. The participant directed amounts are deemed nonparticipant directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	Savings and Retirement Plan 028	Non-Salaried Savings Plan 453	Salaried Savings Plan 025	Plan for Union Employees 457	El Morro 456
Net Assets at December 31, 2002:					
Temple-Inland Inc. Stock Fund	$ 21,063,834	$ 19,913,387	$ 82,847,585	$ 23,789,924	$ 615,513
Vanguard IT Treasury Fund	36,171,041	--	--	--	--
Receivables:					
Temple-Inland Inc. Stock Fund	71,636	87,131	380,878	64,428	15,411
Vanguard IT Treasury Fund	7,032	--	--	--	--
Payables:					
Total Net Assets	$ 57,313,543	$ 20,000,518	$ 83,228,463	$ 23,854,352	$ 630,924
Changes in Net Assets:					
Contributions	$ 15,515,068	$ 3,618,249	$ 10,523,168	$ 3,542,467	$ 131,814
Dividends and interest	2,970,654	593,136	2,456,745	710,587	19,451
Net appreciation in fair value of investments	8,287,325	7,751,610	30,655,340	9,076,108	247,679
Benefits paid to participants	(3,330,597)	(1,629,853)	(6,013,389)	(1,940,998)	(84,371)
Asset transfers in/out	--	(8,904)	(23,795)	4	--
Transfers (to) from other plans	(45,987)	(142,978)	257,613	(101,714)	--
Transfers (to) from participant directed investments	(5,219,138)	(5,744,377)	(34,120,636)	(8,908,311)	(203,180)
Change in net assets	$ 18,177,325	$ 4,436,883	$ 3,735,046	$ 2,378,143	$ 111,393
Net Assets at December 31, 2003:					
Temple-Inland Inc. Stock Fund	$ 33,151,622	$ 24,306,367	$ 86,741,415	$ 26,168,053	$ 729,505
Vanguard IT Treasury Fund	42,339,246	--	--	--	--
Receivables:					
Temple-Inland Inc. Stock Fund	--	131,034	222,094	64,442	12,812
Total Net Assets	$ 75,490,868	$ 24,437,401	$ 86,963,509	$ 26,232,495	$ 742,317

NOTES TO FINANCIAL STATEMENTS

TEMPLE-INLAND
EMPLOYEE MASTER TRUST

December 31, 2003

NOTE E--TAX STATUS

The Plans have received determination letters from the Internal Revenue Service stating that the Plans are qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation dated as follows:

Savings Plan for Union Employees...........................	May 20, 2002
Savings and Retirement Plan................................	January 30, 2004
Non-Salaried Savings Plan..................................	January 30, 2004
Salaried Savings Plan......................................	January 30, 2004

Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualification. El Morro has received a favorable determination letter dated March 26, 1996, from the Commonwealth of Puerto Rico Department of the Treasury stating that the plan is qualified under Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. All of the above plans have been amended or restated since the most recent determination letters. It is the opinion of the Plan Administrator that the Plans, as amended, are operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plans are qualified and the related trust is tax exempt.

NOTE F--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA.

In the event of the termination of the Plans, the individual accounts of all members shall become fully vested. After deducting all charges and expenses, the balances of all individual accounts will be adjusted and the remaining assets distributed.

NOTE G--SUBSEQUENT EVENTS

Effective for payroll periods ending on or after January 1, 2004, employees may no longer make contributions to purchase stock of the Company through participation in the Plan. Participants are permitted to transfer all or any portion of their account to the Company Stock Fund.

Temple-Inland Inc. Selected Savings Plans
Schedule H Line 4i - Schedule of Assets (Held At End of Year)

December 31, 2003

Plan Name	Plan #	EIN	Identity of Issue*	Description of investment varying maturity dates and interest rates ranging from:	Current Value
Temple-Inland Savings And Retirement Plan	028	75-1462427	Participant Loans	5.50% to 11.00%	$ 6,057,231
Temple-Inland Non-Salaried Savings Plan	453	75-1462427	Participant Loans	5.50% to 11.00%	$ 7,744,603
Temple-Inland Salaried Savings Plan	025	75-1462427	Participant Loans	5.75% to 11.50%	$ 12,009,516
Temple-Inland Savings Plan for Union Employees	457	13-2946332	Participant Loans	5.75% to 11.50%	$ 7,463,352

*Represents party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TEMPLE-INLAND
SALARIED SAVINGS PLAN

Date: June 25, 2004 By: Roger N. Marietti

Roger Marietti
Temple-Inland Inc.
Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit No.	**Description**	**Page No.**
23	Consent of Ernst & Young LLP	20

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (form S-8 No. 33-27286) pertaining to the Temple-Inland Salaried Savings Plan of our report dated June 18, 2004, with respect to the financial statements and supplemental schedule of the Temple-Inland Salaried Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Austin, Texas
June 23, 2004